Exhibit 3.1

ARTICLES OF AMENDMENT
TO
AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
SUN HYDRAULICS CORPORATION
J49665
(Document Number of Corporation)
Pursuant to the provisions of Section 607.1006, Florida Statutes, SUN HYDRAULICS CORPORATION (the “Corporation”) hereby adopts the following Articles of Amendment to its Amended and Restated Articles of Incorporation.
FIRST: The name of the Corporation is SUN HYDRAULICS CORPORATION.
SECOND: The following amendment to the Amended and Restated Articles of Incorporation was adopted by the Board of Directors of the Corporation:
The first sentence of Article 5 - Authorized Shares of the Amended and Restated Articles of Incorporation shall be amended to read as follows: The total number of shares of all classes of capital stock which the Corporation shall have the authority to issue is Fifty-Two Million (52,000,000) shares, consisting of (i) Fifty Million (50,000,000) shares of common stock, $.001 value per share (the “Common Stock”), and (ii) Two Million (2,000,000) shares of preferred stock, $.001 value per share (the “Preferred Stock”).
Except as aforesaid, the remainder of the Amended and Restated Articles of Incorporation shall remain in full force and effect and shall not be modified by this Amendment.
THIRD: The foregoing amendment was approved and adopted by the shareholders at a meeting held on June 2, 2014. The number of votes cast for the approval and adoption of the amendment by the shareholders was sufficient for approval.
IN WITNESS WHEREOF, the undersigned, President of the Corporation, has executed these Articles of Amendment this 3rd day of June, 2014.

SUN HYDRAULICS CORPORATION

By:	/s/ Allen J. Carlson
Allen J. Carlson, President